

August 17, 2012

Via E-Mail
Mr. Stephen J. Thomas
Chief Financial Officer
Gaiam, Inc.
833 West South Boulder Road
Louisville, Colorado 80027

> **Re:** **Gaiam, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the Quarter Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 000-27517**

Dear Mr. Thomas:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 27

1. Please revise to disclose an estimate of your expected capital expenditures for fiscal 2012.

Statement of Cash Flows, page 35

2. We note that there is an $11.8 million cash outflow related to "deconsolidation of subsidiary" presented as part of the investing activities section on the statement of cash flows. Please explain to us the nature of this cash transaction.

Notes to the Financial Statements

Note 1. Organization, Nature of Operations, and Principles of Consolidation, page 36

3. We note your disclosure that on December 31, 2011 you converted your Real Goods Solar ("RSOL") Class B common shares, which had 10 votes per share, to RSOL Class A common shares, which have one vote per share. As a result of this conversion, your voting ownership interest decreased to 37.5% and you no longer have financial control of or make decisions about resources to be allocated to this investee, but retained significant financial influence. Please explain to us, and revise to disclose, why you converted your Class B common shares to Class A common shares. As part of your response and revised disclosure, please tell us if this conversion was in accordance with the original terms of the Class B common shares and tell us if any consideration was exchanged as a result of the conversion.

Note 9. Equity
Real Goods Solar (our 37.5% owned equity method investment)

4. We note from the disclosure included on page 46 that on December 19, 2011, Real Goods Solar issued 8.7 million of its Class A common stock worth $21.6 million to acquire 100% of the equity interest in Earth Friendly Energy Holding Group LLC d/b/a Alteris Renewals, Inc. With regards to the shares issued in this transaction, please tell us and revise the notes to your financial statements to explain how the fair value of the 8.7 million shares issued in this transaction was determined. If a method other than the trading price of the Real Goods Solar shares on December 19, 2011 was used, please explain why you believe your methodology was appropriate.

Form 10-Q for Quarter Ended June 30, 2012

Notes to the Financial Statements

Note 4. Mergers and Acquisitions

5. We note that the majority of the purchase price allocation related to the Vivendi Entertainment acquisition was allocated to accounts receivable. Please tell us and revise to disclose the gross contractual amounts receivable and the best estimate at the acquisition date of the contractual cash flows not expected to be collected. See guidance in ASC 805-20-50-1(b).

6. We note that in connection with the Vivendi Entertainment acquisition you allocated a portion of the purchase price to goodwill ($6,731) and other intangibles ($8,600). Please explain to us and revise to disclose the nature of the other intangibles acquired, how you

determined or calculated the fair values attributable to these intangibles, and the useful lives assigned to each type of intangible asset.

Note 12. Segment Information, page 11

7. We note that the amounts recognized for "Loss from equity method investment in RSOL" exceed 10% of your total consolidated segment contribution loss in both the three months ended June 30, 2012 and the six months ended June 30, 2012. In accordance with the guidance in ASC Topic 280-10-55-2, please note that equity method investees can be considered an operating segment for segment reporting purposes if their operating results and performance are reviewed by a chief operating decision maker (CODM) for such purposes as evaluating whether or not to retain the investor-investee relationship. It is unclear to us due to the significance of this amount to contribution loss and to net loss attributable to Gaiam, Inc., why you do not report this equity method investment as a separate reportable business segment. Specifically, as this amount represents your share of earnings, which is net of the costs and expenses of this entity, the significance of these amounts should be measured against a similar and consistent performance measure, such as segment contribution (loss)/profit, which is also net of costs and expenses. We refer you to the quantitative threshold guidance in ASC Topic 280-10-50-12 for reporting separate operating segment information. Please explain to us why you do not believe it is appropriate to present your equity method investment in RSOL as a separate reportable segment, or alternatively, please revise your notes to the financial statements as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 13

Three Months Ended June 30, 2012 Compared to three Months Ended June 30, 2011, page 15

8. We note your disclosure that cost of goods sold in the business segment increased $3.7 million during the second quarter of 2012 and as a percentage of net revenue, decreased during the second quarter of 2012 primarily due to a shift in product sales mix resulting from the Gaiam Vivendi Entertainment business that has no cost of goods sold. Please explain to us in detail and revise to disclose why this business does not have any cost of goods sold attributable to the revenue it generates.

Forms 8-K furnished August 9, 2012 and May 9, 2012

9. We note that you utilize the non-GAAP financial measure of Adjusted EBITDA in your press release furnished in your Form 8-K. We further note that you have reconciled Adjusted EBITDA to the GAAP measure loss from operations. Please note that because you use Adjusted EBITDA as a performance measure, the measure should be reconciled to net income as presented in the statement of operations under GAAP. Operating income

would not be considered the most directly comparable GAAP financial measure because Adjusted EBITDA make adjustments for items that are not included in operating income. Please revise future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3301.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief